 Exhibit 4.17

SEVENTH AMENDMENT TO AMENDED AND RESTATED REVOLVING CREDIT,
TERM LOAN AND SECURITY AGREEMENT

THIS SEVENTH AMENDMENT TO AMENDED AND RESTATED REVOLVING CREDIT, TERM LOAN AND SECURITY AGREEMENT, dated as of March 24, 2016 (this “Amendment”), relating to the Credit Agreement referenced below, is by and among PERMA-FIX ENVIRONMENTAL SERVICES, INC., a Delaware corporation (the “Borrower”), the lenders identified on the signature pages hereto (the “Lenders”), and PNC Bank, National Association, a national banking association, as agent for the Lenders (in such capacity, the “Agent”). Terms used herein but not otherwise defined herein shall have the meanings provided to such terms in the Credit Agreement.

W I T N E S S E T H

WHEREAS, a credit facility has been extended to the Borrower pursuant to the terms of that certain Amended and Restated Revolving Credit, Term Loan and Security Agreement dated as of October 31, 2011 (as amended and modified from time to time, the “Credit Agreement”) among the Borrower, the Lenders identified therein, and PNC Bank, National Association, as agent for the Lenders;

WHEREAS, the Borrower has requested certain modifications to the Credit Agreement;

WHEREAS, the Required Lenders have agreed to the requested modifications on the terms and conditions set forth herein;

NOW, THEREFORE, IN CONSIDERATION of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.     Amendments. The Credit Agreement is amended as set forth below:

(a)     The definitions of “Applicable Margin” and “Eurodollar Rate” in Section 1.2 are amended to read as follows:

“ “Applicable Margin” for (i) Revolving Advances that are Eurodollar Rate Loans, 2.75%, (ii) Revolving Advances that are Domestic Rate Loans, 1.75%, (iii) Equipment Loans and Term Loans that are Eurodollar Rate Loans, 3.25%, and (iv) Equipment Loans and Term Loans that are Domestic Rate Loans, 2.25%.

“Eurodollar Rate” shall mean for any Eurodollar Rate Loan for the then current Interest Period relating thereto the interest rate per annum (rounded upwards, if necessary, to the nearest 1/100 of 1%) determined by Agent by dividing (i) the rate which appears on the Bloomberg Page BBAM1 (or on such other substitute Bloomberg page that displays rates at which U.S. dollar deposits are offered by leading banks in the London interbank deposit market), or the rate which is quoted by another source selected by Agent which has been approved by the British Bankers’ Association as an authorized information vendor for the purpose of displaying rates at which U.S. dollar deposits are offered by leading banks in the London interbank deposit market (an “Alternative Source”), at approximately 11:00 a.m., London time two (2) Business Days prior to the first day of such Interest Period (or if there shall at any time, for any reason, no longer exist a Bloomberg Page BBAM1 (or any substitute page) or any Alternative Source, a comparable replacement rate determined by Agent at such time (which determination shall be conclusive absent manifest error)) for an amount comparable to such Eurodollar Rate Loan and having a borrowing date and a maturity comparable to such Interest Period by (ii) a number equal to 1.00 minus the Reserve Percentage; provided, however, that if the Eurodollar Rate determined as provided above would be less than zero, such rate shall be deemed to be zero for purposes of this Agreement.

The Eurodollar Rate shall be adjusted with respect to any Eurodollar Rate Loan that is outstanding on the effective date of any change in the Reserve Percentage as of such effective date. Agent shall give prompt notice to Borrower of the Eurodollar Rate as determined or adjusted in accordance herewith, which determination shall be conclusive absent manifest error.”

(b)     Section 2.1(a)(y)(a)(iii) is amended to read as follows:

“(iii)     a $500,000 availability block established from a portion of the South Georgia Insurance Proceeds, minus”.

(c)     Section 2.4(a) is amended to read as follows:

“(a)     Term Loan.

Subject to the terms and conditions of this Agreement, each Lender, severally and not jointly, will make a Term Loan to Borrower in the sum equal to such Lender’s Commitment Percentage of $6,095,238.12. The Term Loan was advanced on the Closing Date and shall be, with respect to principal, payable as follows, subject to acceleration upon the occurrence of an Event of Default under this Agreement or termination of this Agreement: equal month installments of $101,600 commencing on April 1, 2016 and continuing on the first (1st) day of each month thereafter with the remaining balance due in full on the last day of the Term. The Term Loan shall be evidenced by one or more secured promissory notes (collectively, the “Term Note”) in substantially the form attached hereto as Exhibit 2.4(a). The Term Loan may consist of Domestic Rate Loans or Eurodollar Rate Loans, or a combination thereof, as Borrower may request. In the event that Borrower desires to obtain or extend a Eurodollar Rate Loan or to convert a Domestic Rate Loan to a Eurodollar Rate Loan, Borrower shall comply with the notification requirements set forth in Sections 2.2(b) and (d) and the provisions of Sections 2.2(b) through (h) shall apply.”

(d)     Section 3.4(a) is amended to read as follows:

“(a)     Collateral Evaluation Fee.

Borrower shall pay Agent a collateral evaluation fee equal to $3,125 per month commencing on April 1, 2016 and on the first day of each month thereafter during the Term. The collateral evaluation fee shall be deemed earned in full on the date when same is due and payable hereunder and shall not be subject to rebate or proration upon termination of this Agreement for any reason.”

(e)     Section 7.6 is amended to read as follows:

“7.6     Capital Expenditures.

Contract for, purchase or make any expenditure or commitments for Capital Expenditures in any fiscal year in an aggregate amount in excess of $3,000,000.”

(f)     Section 13.1 is amended to read as follows:

“13.1     Term.

This Agreement, which shall inure to the benefit of and shall be binding upon the respective successors and permitted assigns of Borrower, Agent and each Lender, shall become effective on the date hereof and shall continue in full force and effect until March 24, 2021 (the “Term”) unless sooner terminated as herein provided. Borrower may terminate this Agreement at any time upon ninety (90) days’ prior written notice upon payment in full of the Obligations. In the event the Obligations are prepaid in full prior to the last day of the Term (the date of such prepayment hereinafter referred to as the “Early Termination Date”), Borrower shall pay to Agent for the benefit of Lenders an early termination fee in an amount equal to (x) one percent (1.0%) of the Maximum Loan Amount if the Early Termination Date occurs on or after March 24, 2016 to and including March 23, 2017, (y) one-half of one percent (0.50%) of the Maximum Loan Amount if the Early Termination Date occurs on or after March 24, 2017 to and including March 23, 2018, and (z) one-quarter of one percent (0.25%) of the Maximum Loan Amount if the Early Termination Date occurs on or after March 24, 2018 to and including March 23, 2019.”

(g)     Exhibit 1.2(a) is deleted in its entirety and replaced by a new Exhibit 1.2(a) attached hereto and incorporated by reference.

2.     Conditions Precedent. This Amendment shall be effective as of the date hereof upon satisfaction of each of the following conditions precedent:

(a)     the execution of this Amendment by the Borrower, the Required Lenders and the Agent; and

(b)     receipt by the Agent of an amendment fee of $70,000.

3.     Representations and Warranties. The Borrower hereby represents and warrants in connection herewith that as of the date hereof (after giving effect hereto) (i) the representations and warranties set forth in Article V of the Credit Agreement are true and correct in all material respects (except those which expressly relate to an earlier date), and (ii) no Default or Event of Default has occurred and is continuing under the Credit Agreement.

4.     Acknowledgments, Affirmations and Agreements. The Borrower (i) acknowledges and consents to all of the terms and conditions of this Amendment and (ii) affirms all of its obligations under the Credit Agreement and the Other Documents.

5.     Credit Agreement. Except as expressly modified hereby, all of the terms and provisions of the Credit Agreement remain in full force and effect.

6.     Expenses. The Borrower agrees to pay all reasonable costs and expenses in connection with the preparation, execution and delivery of this Amendment, including the reasonable fees and expenses of the Agent’s legal counsel.

7.     Counterparts. This Amendment may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original. It shall not be necessary in making proof of this Amendment to produce or account for more than one such counterpart.

8.     Governing Law. This Amendment shall be deemed to be a contract under, and shall for all purposes be construed in accordance with, the laws of the State of New York.

IN WITNESS WHEREOF, each of the parties hereto has caused a counterpart of this Amendment to be duly executed and delivered as of the date first above written.

BORROWER:	PERMA-FIX ENVIRONMENTAL SERVICES, INC.

By:	/s/Ben Naccarato
Name:	Ben Naccarato
Title:	CFO

AGENT AND LENDER:	PNC BANK, NATIONAL ASSOCIATION, in its capacity as Agent and as Lender

By:	/s/Alex M. Council IV
Name:	Alex M. Council
Title:	Vice President

Exhibit 1.2(a)

[Letterhead of Company]

COMPLIANCE CERTIFICATE     __________________, 20__

PNC Bank, National Association, as Agent

One Piedmont Town Center

4720 Piedmont Row Drive

Suite 300

Charlotte, NC 28210

Attention: Alex Council

The undersigned, the [Chief Executive Officer][President][Chief Financial Officer][Controller] of Perma-Fix Environmental Services, Inc., a Delaware corporation, gives this certificate to PNC Bank, National Association, as Agent (in such capacity, the “Agent”), in accordance with the requirements of Section 9.7 and 9.8 (Annual and Quarterly Financial Statements) of that certain Revolving Credit, Term Loan and Security Agreement dated as of October 31, 2011, among the Borrower, the financial institutions which are parties thereto as Lenders, and the Agent (the “Loan Agreement”).

Capitalized terms used in this Certificate, unless otherwise defined herein, shall have the meanings ascribed to them in the Loan Agreement.

1.     Based upon my review of the financial statements of the Company for the [Fiscal Year/Quarter] ending __________________, 20__, copies of which are attached hereto, I hereby certify that:

(a)	Section 6.5(a), the Tangible Adjusted Net Worth is [satisfied / not satisfied] at $__________ when compared to the required amount of at least $30,000,000.

(b)

Section 6.5(b), the Fixed Charge Coverage Ratio is [satisfied / not satisfied] at _____ to 1.0 when compared to the required 1.15 to 1.0 for the four quarter period ending as of March 31, 2016 and as of the end of each fiscal quarter thereafter.

(c)	Sections 7.4, Investments are [satisfied/not satisfied] as there are $xx,xxx (if none, so state) outstanding.

(d)

Sections 7.5(a), Loans are [satisfied/not satisfied] as no advances, loans or extensions of credit have been made except for extensions of trade credit in connection with the sale of Inventory in the Ordinary Course of Business and Section 7.5(b), Loans to employees in the Ordinary Course of Business in the amount of $xx,xxx (if none, so state) are [less/more] than the allowable amount of $1,000,000 in the aggregate.

(e)	Sections 7.6, Capital Expenditures are [satisfied/not satisfied] as $xx,xxx is [less/more] than the allowable amount of $3,000,000 for any fiscal year.

(f)	Sections 7.7, Dividends and Distributions are [satisfied/not satisfied] as the payment of all dividends and distributions comply with the provisions of Section 7.7.

(g)	Sections 7.8, Create additional Indebtedness is [satisfied/not satisfied] as such additional Indebtedness complies with the provisions of Section 7.8.

(h)	Sections 7.11, Leases are [satisfied/not satisfied] as $xx,xxx is [less/ more] when compared to the annual rental payments for all property of $1,000,000.

2.     No Default exists on the date hereof, other than: _______________[if none, so state]; and

3.	No Event of Default exists on the date hereof, other than _____________ [if none, so state].

4.

As of the date hereof, if applicable, Borrower is current in all material respects in payment of all accrued rent, warehouse fees, and other charges to Persons who own or lease any premises where any of the Collateral is located, and there are no pending disputes or claims regarding Borrowers’ failure to pay or delay in payment of any such rent or other charges.

5.

Additionally, as of the date hereof, as required by Section 9.3, to the best of my knowledge, Borrower is in compliance in all material respects with all federal, state and local laws relating to environmental protection and control and occupational safety and health, or if such is not the case, specifying in all areas of material non-compliance of which such officer has actual knowledge and the proposed action Borrower will implement in order to achieve compliance in all material respects unless full compliance is otherwise required.

6.

The financial statements attached hereto are complete and accurate in all respects and were prepared in accordance with GAAP, consistently applied, except for the absence of footnotes and subject to year end audit adjustments, and except as may be disclosed in such financial statements.

PERMA-FIX ENVIRONMENTAL SERVICES, INC.

_________________ as [Chief Executive Officer] [President] [Chief Financial Officer] [Controller]
Dated ______________

Spreadsheet